Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963
JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 7 DATED JUNE 23, 2014
TO THE PROSPECTUS DATED MARCH 31, 2014

This Supplement No. 7 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this Supplement No. 7 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of the continuous public offering of our shares of Class A and Class M common stock; and

•	our filing of a registration statement for a follow-on public offering of our shares of Class A, Class M, Class I-A and Class I-M common stock.

Status of the Offering
On October 1, 2012, we commenced an initial public offering of up to $3,000,000,000 in shares of our common stock, of which up to $2,700,000,000 in shares can be issued pursuant to our primary offering and up to $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.

From the commencement of our initial public offering on October 1, 2012 through June 20, 2014, we raised aggregate gross offering proceeds from the sale of shares of our Class A common stock and our Class M common stock of $206,181,000. As of June 20, 2014, we have received aggregate gross proceeds of approximately $202,018,000, including $167,346,000 from the sale of 16,300,146 Class A shares and $34,672,000 from the sale of 3,392,479 Class M shares pursuant to our primary offering. As of June 20, 2014, there were $2,497,982,000 in shares of our common stock in our primary offering available for sale. As of June 20, 2014, we have received approximately $4,163,000 in offering proceeds from the sale of shares of our common stock pursuant to our distribution reinvestment plan, including $3,312,000 from the sale of 324,156 Class A shares and $851,000 from the sale of 82,999 Class M shares. As of June 20, 2014, there were $295,837,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.

We are a perpetual-life REIT that calculates daily valuations for our shares of common stock and offers shares of our common stock to the public on a continuous basis. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Follow-On Public Offering
On June 18, 2014, we filed a registration statement on Form S-11 (File No. 333-196886) with the SEC to register a public offering of up to $2,700,000,000 in any combination of shares of our Class A, Class M, Class I-A and Class I-M common stock, consisting of up to $2,400,000,000 of shares offered in our primary offering and up to $300,000,000 in shares offered pursuant to our distribution reinvestment plan, which we refer to as the “follow-on offering.” The minimum initial investment in shares of Class A and Class M common stock in the follow-on offering will be $10,000. The minimum initial investment in shares of Class I-A and Class I-M common stock in the follow-on offering will be $1,000,000, provided that the minimum investment amount may be reduced in the discretion of our board of directors or our advisor with respect to investments by our executive officers and directors and their immediate family members and officers and employees of our advisor, our sponsor or other affiliates.

The per share purchase price for each class of shares offered in the follow-on offering will vary from day-to-day and, on each day, will equal our NAV per share for each class of shares, plus, for Class A and Class I-A shares sold in the primary offering only, applicable selling commissions. Each class of shares will have a different NAV per share because certain fees are charged differently with respect to each class of shares. Shares will be offered pursuant to our distribution reinvestment plan at the NAV per share for the applicable class of shares being purchased, calculated as of the end of business on the reinvestment date. Holders of shares issued in the follow-on offering will be eligible to have their shares repurchased by us under our share repurchase plan, subject to the terms and conditions of the share repurchase plan, including the one-year holding period that is applicable to all repurchases other than upon the death or disability of a stockholder.

Contingent upon the effectiveness of the registration statement for the follow-on offering, we expect to enter into a new dealer manager agreement with LaSalle Investment Management Distributors, LLC, the dealer manager for our initial public offering. Pursuant to the terms of the dealer manager agreement, the dealer manager will solicit, or cause to be solicited, purchasers of shares in the follow-on offering on a “best efforts” basis. The dealer manager agreement will authorize the dealer manager to retain other registered broker-dealers who are members in good standing of the Financial Industry Regulatory Authority, Inc. for the purpose of soliciting offers for the purchase of shares in the follow-on offering.

We are currently engaged in a private offering of up to $400,000,000 in any combination of our Class I-A, Class I-M and Class I shares of common stock. Upon the SEC declaring the registration statement for our follow-on offering effective, we will terminate the private offering and our ongoing initial public offering and commence the follow-on offering. We will reserve the right to terminate the follow-on offering at any time and to extend the follow-on offering term to the extent permissible under applicable law.